GLOBAL ENGINE GROUP HOLDINGS LTD

February 7, 2023

Lauren Pierce

Staff Attorney

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Global Engine Group Holding Ltd.

Amendment No. 2 to Registration Statement on Form F-1

Filed January 11, 2023

File No. 333-266919

Dear Ms. Pierce:

This letter is in response to the letter dated January 25, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Engine Group Holding Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Amendment No. 3 to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Form F-1

Signatures, page II-4

1.	We note that Sung Pui Hei, your Chief Financial Officer Nominee and Director Nominee signed the registration statement. Given that Mr. Sung's appointment as the Chief Financial Officer and director is not effective until the effectiveness of the registration statement, please have the current Chief Financial Officer and Chief Accounting Officer sign the registration statement.

Response: We respectfully advise the Staff that Andrew, LEE Yat Lung has signed the Registration Statement filed with the Commission on February 7, 2023 in the capacity of Principal Executive Officer, Principal Financial Officer and Accounting Officer of the Company.

General

2.	Please revise page ALT-1 of the selling shareholder prospectus to indicate that sales will occur at prevailing market prices or in privately negotiated prices once the ordinary shares are listed on the Nasdaq and that this offering will not occur unless the shares are trading on Nasdaq.

Response: We respectfully advise the Staff that we have revised the disclosure on page Alt-1 of the Registration Statement to indicate that sales by selling shareholders will occur at prevailing market prices or in privately negotiated prices once the ordinary shares are listed on Nasdaq and that the resale offering will not occur unless our ordinary shares are trading on Nasdaq.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Andrew Lee
Andrew Lee
Chief Executive Officer

cc: Arila Zhou

Robinson & Cole LLP